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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69901

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metric Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Stamford Plaza, 281 Tresser Blvd 15th Floor
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Weidner - (646) 838-0922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

SEC Mail Processing Section
MAR 05 2019
Washington DC
410

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, James Weidner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metric Point Capital, LLC, as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

NOTARY CERTIFICATE ATTACHED

Notary Public

BRAD MEINDERTSMA
Commission # 2144655
Notary Public - California
Orange County
My Comm. Expires Mar 1, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

On 3/4/2019 before me, Brad Meindertsma, Notary Public,
Date — Here Insert Name and Title of the Officer

personally appeared James Weidner
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

BRAD MEINDERTSMA
Commission # 2144855
Notary Public - California
Orange County
My Comm. Expires Mar 1, 2020

Signature [signature]
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Form X-17A-5 Annual Audited Report
Document Date: 3/4/2019 Number of Pages: 2
Signer(s) Other Than Named Above: n/a

Capacity(ies) Claimed by Signer(s)

Signer's Name: James Weidner
☐ Corporate Officer – Title(s):
☒ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other:
Signer is Representing: Metric Point Capital, LLC

Signer's Name:
☐ Corporate Officer – Title(s):
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other:
Signer is Representing:

METRIC POINT CAPITAL, LLC

Financial Statement and Report of Independent Registered Public Accounting Firm

December 31, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Metric Point Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Metric Point Capital, LLC (the Company) as of December 31, 2018 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 26, 2019

We have served as the Company's auditor since 2016.

Metric Point Capital, LLC
Statement of Financial Condition
December 31, 2018

Assets	
Cash	$ 1,117,739
Accounts receivable	2,182,749
Prepaid expenses	16,632
Equipment (net)	9,580
Total assets	$ 3,326,700
Liabilities and Members' Equity	
Liabilities	
Accounts payable	$ 102,945
Total liabilities	102,945
Members' equity	
Members' equity	3,223,755
Total Liabilities and Members' Equity	$ 3,326,700

1. Nature of Business

Metric Point Capital, LLC (the "Company") was formed under the laws of the State of Delaware on September 13, 2016. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), effective date July 6, 2017. The Company conducts investment banking activities, specifically private placements and advisory services and does not take custody of securities. The Company maintains offices in San Clemente, CA, New York, NY, Chicago, IL, Austin, TX and Stamford, CT.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and income are recognized when incurred.

Cash and Cash Equivalents
The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in a checking account held at a financial institution.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Recently Adopted Accounting Pronouncements
In May 2014, Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers: Topic 606*, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company. This adoption had no effect on retained earnings as of January 1, 2018.

Equipment, Net
Equipment is recorded at cost. Depreciation and amortization are provided using the straight line method over the estimated useful lives of the assets. Property and equipment consist of the following:

Asset	Life	Carrying Value
Computer equipment and software	3 - 5 years	$ 11,161
Less accumulated depreciation and amortization		(1,581)
Equipment, net		$ 9,580

Income Taxes
The Company has elected to be taxed as a Partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the individual partners are liable for individual income taxes on his respective share of the Company's taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2016 through 2017 tax years are open for examination by federal, state and local tax authorities.

Use of Estimates in Financial Statements
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Financial Instruments and Fair Value
The carrying amounts of the Company's financial instruments, including cash, accounts receivable and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

3. Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the amount management expects to collect from outstanding balances after discounts and bad debts, taking into account credit worthiness of customers and its history of collection. Management provides for probable uncollectible amounts through a charge to earnings and an increase to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off and charged to allowance for doubtful accounts. The Company has determined that no allowance for doubtful accounts is necessary as of December 31,

2018. The Company does not typically recognize interest income on trade receivables. The balance in accounts receivable was $2,182,749 at December 31, 2018 and $1,137,932 at December 31, 2017.

4. Commitments and Contingencies

The Company leases office space in various cities throughout the United States, under separate lease agreements.

The first is a month to month lease in Chicago through WeWork, which commenced on August 1, 2018. The lease provides for a 30-day opt out, with written request.

The second office location is in San Clemente through San Clemente Office Suites, which commenced September 1, 2018 and is valid for one year. The lease provides for an automatic renewal at the current term. The lease provides for a 60-day opt out, with written request.

The third office location is in Stamford, CT through One Stamford Plaza Owner, LLC, which commenced November 1, 2018 and is valid for one year.

The fourth office is located in New York City through ServCorp, which commenced on March 1, 2017. The lease provides for a 30-day opt out, with written request.

The fifth office location is in Austin, TX through Industrious Aus 201 W 5th LLC, which commenced September 1, 2018 and is valid for one year.

The following is a schedule of future minimum annual lease payments required under these non-cancellable operating leases:

Year Ending December 31,	
2019	$ 66,221
	$ 66,221

Rent expense for the year ended December 31, 2018 totaled $80,177. It is reflected on the statement of income as a component of general and administrative expenses.

From time to time the Company is sometimes involved in various legal and regulatory matters arising from its securities activities. Although the initiation and ultimate outcome of such matters cannot be predicted, it is the opinion of management, that the resolution of any such current matters will not have a material effect upon the Company's financial position or results of operations.

5. Concentration of Credit Risk

Cash is maintained with high quality institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

The Company extends credit to its customers, in the ordinary course of business. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

The Company performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable.

For the year ended December 31, 2018 revenues from two customers represented 53% of total revenues.

6. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital of 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2018, the Company had net capital of $1,014,794 which was $1,009,794 in excess of the minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 10.14 to 1.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Members
Metric Point Capital, LLC

We have reviewed management's statements, included in the accompanying Metric Point Capital, LLC's Exemption Report, in which (1) Metric Point Capital, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 26, 2019

Metric Point Capital, LLC Exemption Report

Metric Point Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Metric Point Capital, LLC

I, James Weidner, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: James Weidner

Title: Partner

2/26/2019